UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 7, 2018

(Date of Report (Date of earliest event reported))

DENIM.LA, INC.

(Exact name of registrant as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

8899 BEVERLY BLVD., SUITE 600 WEST HOLLYWOOD, CA 90069	20009
(Address of principal executive offices)	(ZIP Code)

888-246-7163

(Registrant’s telephone number, including area code)

Series A and Series A-2 Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

(a)	Dismissal of Independent Accounting Firm

On February 7, 2018, the Company officially engaged dbbmckennon as the Company’s independent accounting firm. In connection with its engagement of dbbmckennon, the company dismissed its former independent accounting firm, Artesian CPA.

Artesian CPA’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2016, December 31, 2015, and December 31, 2014 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2016 and December 31, 2015 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Artesian CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Artesian CPA’s satisfaction, would have caused Artesian CPA to make reference to the matter in their report. During the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

(b)	Appointment of Independent Accounting Firm

On February 7, 2018, the Company engaged dbbmckennon as the its new independent accounting firm. During the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014 and through the subsequent date of engaging dbbmckennon, neither the Company nor anyone acting on its behalf has consulted with dbbmckennon regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that dbbmckennon concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denim.LA, Inc.

By	/s/ Kevin Morris
Kevin Morris, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer
Denim.LA, Inc.

Date:     February 7, 2018